UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                      Applied Extrusion Technologies, Inc.
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    038196101
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[  X ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Schedule 13G/A

CUSIP No. 038196101

  1. Names of Reporting Persons: Jay R. Harris
     I.R.S. Identification Nos. of above persons (entities only): Not Applicable

  2. Check the Appropriate Box if a Member of a Group (See Instructions):

          (a) [  ]

          (b) [  ]

  3.  SEC Use Only


  4. Citizenship or Place of Organization: U.S.

Number of                  5.  Sole Voting Power:             149,700
Shares
Beneficially               6.  Shared Voting Power:           --0--
Owned by
Each                       7.  Sole Dispositive Power:        166,550
Reporting
Person With                8.  Shared Dispositive Power:      827,950

  9. Aggregate Amount Beneficially Owned by Each Reporting Person: 994,500

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

  11. Percent of Class Represented by Amount in Row (9): 7.74%

  12. Type of Reporting Person (See Instructions): IN



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Item 1.

          (a) The name of the issuer is Applied Extrusion Technologies, Inc. (the "Corporation").

          (b) The Corporation's executive office is located at 15 Read's Way, New Castle, Delaware 19720.

Item 2.

          (a) The person filing this statement is Jay R. Harris.

          (b) Mr. Harris' residence is 130 East End Avenue, New York, NY 10028.

          (c) Mr. Harris is a United States citizen.

          (d) The security (the "Security") is common stock, $0.01 par value per share.

          (e) The CUSIP Number of the Security is 038196101.

Item 3.

          Not applicable.

Item 4.    Ownership

          (a) Mr. Harris is the beneficial owner of 994,500 shares of the Security through the following:

                o    his direct, personal ownership of shares of the Security;

                o    his IRA;

                o his power of attorney for the management of the accounts of the IRA of Lisa Eng and Lisa Eng, as custodian for Samantha Eng;

                o his power of attorney for the management of the accounts of Ann Lozman, her IRA and her Roth IRA;

                o his power of attorney for the management of the accounts of Emma Lozman and her Roth IRA;

                o his power of attorney for the management of the accounts of Melanie Turek, her Roth IRA and her roll-over IRA;

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                o his power of attorney for the management of the accounts of
Melanie Turek, as custodian for Sage Turek, and Melanie Turek, as custodian for Cedar Turek;

                o his power of attorney for the management of the account of Norbet Turek's SEP;

                o    his position as General Partner of One GT Associates;

                o his position as President of The Jay and Sandra Harris Foundation; and

                o his position as President of Goldsmith & Harris Incorporated ("G&H"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, by virtue of G&H's investment discretion over accounts of its clients that hold 827,950 shares of the Security.

          (b) The amount of shares of the Security beneficially owned by Mr. Harris is 7.74% of the total outstanding shares of the Security.

          (c) (i) Mr. Harris has the sole power to vote or to direct the vote of 149,700 shares of the Security.

              (ii) Not applicable.

              (iii) Mr. Harris has the sole power to dispose, or to direct the disposition, of 166,550 shares of the Security.

              (iv) Mr. Harris shares with G&H the power to dispose, or to direct the disposition, of 827,950 shares of the Security.

Item 5.  Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The clients of G&H, the IRA of Lisa Eng and Lisa Eng, as custodian for Samantha Eng, Ann Lozman, her IRA and her Roth IRA, Emma Lozman and her Roth IRA, Melanie Turek, her Roth IRA and her roll-over IRA, Melanie Turek, as custodian for Sage Turek, Melanie Turek, as custodian for Cedar Turek, Norbet Turek's SEP, One GT Associates and The Jay and Sandra Harris Foundation may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these persons has an interest in 5% or more of the total outstanding shares of the Security.


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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company.

            See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

            Not applicable.

Item 9.  Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 2004

                                  /s/ Jay R. Harris
                                  ----------------------------
                                  Jay R. Harris



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